Exhibit (a)(1)(C)
Option Exchange Program
Questions and Answers
14 July 2009
2009 Option Exchange Program
 Questions and Answers
 as of 14 July 2009
The following Questions & Answers were prepared to address common questions employees may have regarding Flextronics’s Option Exchange program.
These Q&As are based on the information contained in the Offer to Exchange Certain Stock Options for Replacement Stock Options, dated as of July 14, 2009 (the “Offer to Exchange”). The following information is provided as of July 14, 2009 and does not contain complete details about the Option Exchange program. Additional information is contained in the Offer to Exchange, in the tender offer on Schedule TO filed by Flextronics with the Securities and Exchange Commission (SEC) on July 14, 2009, and in the other documents referred to therein.
If you have additional questions after reading this Q&A and the Offer to Exchange, please feel free to contact Flextronics’s Exchange Offer Hotline at 1-408-956-6731 or email Stock Administration at stock.admin@flextronics.com.

Q1	What is happening?

A1	Flextronics is offering a one-time Option Exchange program to certain eligible employees in the U.S. and outside the U.S. The Option Exchange program allows eligible employees to exchange certain underwater stock options for fewer replacement stock options with new exercise prices equal to the closing price of Flextronics’s shares on the date of grant. All replacement options will be granted under the Company’s 2001 Equity Incentive Plan, the 2002 Interim Incentive Plan or the Solectron Corporation 2002 Stock Plan.

Q2	Why is this happening? Why now? What’s changed? Why is Flextronics proposing to offer to exchange our stock options?

A2	The sustained decline in the price of Flextronics stock has had a negative impact on our ability to retain and motivate employees through the use of stock options. Because such a large number of our outstanding options have exercise prices well above the current stock price, many employees believe their options are of little or no value. These outstanding options are no longer an effective means of retaining our key talent. We will continue to recognize the expense for unvested options irrespective of the fact the options are likely to remain unexercised until they expire. Flextronics is proposing to offer this exchange because we want to encourage retention and build engagement among our employees.

Q3	Why did this decision get made?

A3	We believe an Option Exchange program will increase retention and engage employees while avoiding potential additional dilution to our shareholders’ interests. It will also allow Flextronics to recapture the value of compensation costs already being incurred for underwater options.

Q4	Who at Flextronics is eligible for the Option Exchange program?

A4	Generally, employees are eligible to participate if they hold stock options that meet all of the following criteria:

1. Were issued at least 12 months prior to the date of the commencement of the option exchange program, and

2. Have an exercise price of at least $10.00 per share.

The program will not be made available to former employees or retirees.

Unfortunately, we are not able to offer the Option Exchange program to employees in those countries where local law, administrative burden or similar considerations would make their participation illegal, infeasible or impractical and where exclusion otherwise is consistent with our compensation policies with respect to employees in those countries. Also, our CEO, Mike McNamara, our CFO, Paul Read, and certain members of the Flextronics senior leadership team and Board of Directors will not be eligible to participate.

Q5	What countries will participate in the Option Exchange program?

A5	The specific countries that are included in the program are Austria, Brazil, Canada, China, Finland, France, Germany, Hong Kong, Hungary, Ireland, Israel, Malaysia, Mexico, the Netherlands, Singapore, Sweden, Taiwan, the United Kingdom and the United States.

Q6	Are executives eligible for the Option Exchange program?

A6	Our CEO, Mike McNamara, our CFO, Paul Read, and certain members of the Flextronics senior leadership team, are not eligible to participate; additionally, members of our Board of Directors are not eligible to participate.

Q7	What is a stock option?

A7	A stock option is a right to buy a share of Flextronics stock at a fixed price (also known as the grant or exercise price) for a specified period of time. Employees typically must wait a specified period of time (known as the vesting period) before exercising the option.

Q8	What is an Option Exchange program?

A8	An Option Exchange program allows eligible employees to voluntarily exchange outstanding stock options for fewer replacement stock options with a lower exercise price. The Flextronics option exchange program is available to eligible employees with outstanding stock options that have been issued at least 12 months prior to the date of the commencement of the option exchange program and that have a per share exercise price of $10.00 per share or more. The replacement stock options will be granted following the expiration of a tender offer period.

Q9	What is the expected timeline of this exchange offer?

A9	The Option Exchange program was commenced by Flextronics on July 14, 2009 and is scheduled to expire at 2:00 p.m., Pacific Time on Tuesday, August 11, 2009, unless Flextronics extends the offering period.

Q10	Will I be able to elect to exchange my options for restricted stock or cash?

A10	The proposed program is designed to provide a value-for-value exchange of stock options. We selected stock options because they provide value to employees only if we are successful in driving improvements in our stock price. In some countries outside the U.S., legal or administrative circumstances may limit our ability to exchange stock options.

Q11	How many new options will I get if I choose to participate?

A11	Eligible options may be exchanged for a lesser number of replacement options with a lower exercise price based on a specific exchange ratio. Options with exercise prices of between $10.00 to $11.99 will be exchanged at a ratio of 1.5 to 1; and options with an exercise price of $12 or greater will be exchanged at a ratio of 2.4 to 1. The exchange ratios will be computed to produce a “value neutral” exchange, which means that the fair value of the options surrendered will be approximately the same as the new options granted, assuming that all eligible options are surrendered in the exchange.

Q12	Will I be able to exchange only a portion of my eligible options?

A12	Yes. You may elect to exchange your eligible options on a grant-by-grant basis. However, you may not split a single grant. In other words, if you have a grant of 1,000 options, you may not choose to exchange 500 options and keep 500 options. You may either exchange all 1,000 options from that grant or none of those 1,000 options.

Q13	Does this exchange offer include both vested and unvested options?

A13	Yes. This exchange offer includes all eligible outstanding options, whether vested or not. If you have exercised an option, it is no longer outstanding and is not eligible.

Q14	What will the new vesting terms be for new options?

A14	The new options will vest as follows:

Time Remaining in Existing Vesting Schedule:	New Vesting Schedule:
Two Years or Less (including fully vested option grants)	Two Years (with 25% of the options vesting on the first anniversary of the grant date and the remaining options vesting in 12 equal monthly installments thereafter)

Two — Three Years Three	Years (with 25% of the options vesting on the first anniversary of the grant date and the remaining options vesting in 24 equal monthly installments thereafter)

Three — Four Years Four	Years (with 25% of the options vesting on the first anniversary of the grant date and the remaining options vesting in 36 equal monthly installments thereafter)

Q15	How will I decide whether or not to exchange my eligible options for new options?

A15	The decision is yours. Flextronics cannot advise you as to whether or not you should participate in the program, or what (if any) options you should exchange. Flextronics has filed the Offer to Exchange and other written materials relating to the program with the SEC as part of a tender offer statement. These materials are also available on a secure, external website at Flextronics.equitybenefits.com. If you are an eligible employee, you will receive an e-mail announcing the Option Exchange program and explaining how you can access the exchange offer website and participate in the program.

Q16	How do I find out how many eligible options I have and what their exercise prices are?

A16	You can log in to your UBS account to see all of your outstanding stock options, including their exercise price, terms and when they expire. In addition, personalized information about your eligible options is available on the exchange offer website at Flextronics.equitybenefits.com.

Q17	Will this exchange offer affect future equity grants?

A17	This is a one-time event to exchange certain outstanding options. It does not affect our ongoing compensation programs, including our equity grants. However, the exchange program will replace our normally-scheduled employee annual focal grant, which typically occurs in the middle of the calendar year.

Q18	Do I have to participate in the Option Exchange program?

A18	Participation in the Option Exchange program will be completely voluntary. If you choose not to participate, you will keep all of your outstanding stock options, including the stock options that are eligible for the Option Exchange program, and you will not receive a replacement grant. No changes will be made to the terms of your current stock options if you choose not to participate.

Q19	Where can I find additional information about the Option Exchange program?

A19	Additional information about the option exchange offer can be found in the Offer to Exchange, in the Schedule TO filed by Flextronics with the Securities and Exchange Commission (SEC) on July 14, 2009, and in the other documents referred to therein. Copies of these materials are available on the exchange offer website at Flextronics.equitybenefits.com and also can be found by searching Flextronics’s filings at www.sec.gov. If you are an eligible employee, you will receive an e-mail announcing the Option Exchange program and explaining how you can access the exchange offer website and participate in the program.

Q20	Why isn’t the exchange ratio set one-for-one?

A20	Outstanding options that are underwater have less value than the replacement options that will be granted under the Option Exchange program. Because of this, more underwater options are required to equal the value of a replacement option. If the ratio were set at one-for-one, it would result in an accounting expense for Flextronics, which we do not believe is in the best interest of our shareholders.

Q21	What will my new exercise price be?

A21	The new stock options will be granted with an exercise price equal to the closing price of Flextronics’s ordinary shares on the new stock option grant date, which will occur following the close of the offering period (expected to be Tuesday, August 11, 2009, at 2:00 p.m. Pacific Time, unless Flextronics extends the offering period).

Q22	Can you provide me with an example of how the exchange ratios will work?

A22	The exchange ratios depend on the exercise price of the options tendered in the offer. For an example of how the exchange ratios will work, please refer to the Offer to Exchange. A copy of the Offer to Exchange is available on the exchange offer website at Flextronics.equitybenefits.com and also can be found by searching Flextronics’s filings at www.sec.gov.

Q23	My eligible stock options are already vested. Will my new stock options also be fully vested?

A23	No. All replacement options granted under the program will be subject to the new vesting schedule.

Q24	What will happen to options that I choose not to exchange?

A24	Options that you choose not to exchange will remain subject to their original terms.

Q25	Will I owe taxes if I participate in the program?

A25	Generally, the exchange of eligible stock options is treated as a non-taxable exchange, and no income should be recognized upon the grant of the new stock options for U.S. federal income tax purposes. Outside the U.S., the tax consequences vary by country. You should review the tax information pertaining to your country, which is available in Exhibit C to the Offer to Exchange, and you should consult your personal tax advisor for additional information about your personal tax situation.

Q26	Are there circumstances under which I will not be granted new options?

A26	Yes. If you are no longer an employee of Flextronics at the beginning and the end of the exchange period, and on the new option grant date, you will not receive a replacement grant.

Q27	When will the new grant date be?

A27	We will grant the replacement options promptly following the expiration of the exchange offer. We currently expect to accept tendered options for cancellation and grant replacement options on August 11, 2009. If the offering period is extended, the cancellation and grant dates will also be extended.

Q28	Will the terms and conditions of the new stock option grant be the same as the exchanged stock options?

A28	No. The new options will vest as described in A14 above, and expire seven years from the date the new options are granted. Additional terms and conditions of the replacement options may be different than the terms of your existing options. For an explanation of the differences between the exchanged stock options grants and the new stock option grants, please refer to the Offer to Exchange.

Q29	How will I elect to exchange my options?

A29	If you are an eligible employee, you will receive an e-mail announcing the Option Exchange program and explaining how you can access the exchange offer website and participate in the program. If you are an eligible employee and do not receive the e-mail, please contact Flextronics’s Exchange Offer Hotline at 1-408-956-6731 or email Stock Administration at stock.admin@flextronics.com.

Q30	What will happen if I leave Flextronics after exchanging my options, but before my new options are granted?

A30	You will be required to be employed by Flextronics at the beginning and the end of the exchange period, and on the grant date to receive a replacement grant. If you are not employed by Flextronics at such times, you will not receive any new options.

Q31	Can Flextronics help me decide whether or not I should exchange my eligible options?

A31	No. Flextronics cannot advise you as to whether or not you should participate in the program.

Q32	Who can I talk to if I have questions regarding Flextronics’s Option Exchange program?

A32	If you have additional questions after reading this Q&A and the Offer to Exchange, please feel free to contact Flextronics’s Exchange Offer Hotline at 1-408-956-6731 or email Stock Administration at stock.admin@flextronics.com.

Q33	How was the eligible option criteria determined?

A33	Various eligibility criteria were considered. We believe the eligible option criteria, under which eligible employees will be permitted to exchange outstanding stock options granted with exercise prices equal to or greater than $10.00 per share, represent the best balance between employee and shareholder interests. Additionally, the criteria are such that the exchange does not result in a material accounting expense for Flextronics.

Q34	What if I elect to exchange my options and then I voluntarily leave Flextronics, involuntarily terminate, or retire before they vest?

A34	If you leave Flextronics prior to the options vesting, then you will forfeit the options.

Q35	What if I elect to exchange my options and I die or become totally and permanently disabled before they vest?

A35	If you leave Flextronics prior to the options vesting, then you will forfeit the options.

Q36	Will I be eligible for the program if I am an active employee on Leave of Absence?

A36	Yes, you will be eligible for the program if you are on a leave of absence.

Q37	If I have previously exercised a portion of a stock option grant, will the remaining, unexercised options be eligible for the exchange?

A37	Yes. You will be able to elect to exchange the remaining, unexercised options. However, you will not be able to split any remaining, unexercised options from a single grant. In other words, if you have a grant of 1,000 options, and have previously exercised 500 of the options, you will be able to exchange either all remaining 500 options from that grant or none of those 500.
The complete terms and conditions of the exchange offer are described in the Offer to Exchange Certain Stock Options for Replacement Stock Options, dated as of July 14, 2009, which you can access at https://flextronics.equitybenefits.com.
We will also provide you without charge, upon your request, a paper copy of any or all of the documents to which we have referred you. Requests should be directed to us at: Flextronics Interlocken Parkway, Broomfield, Colorado 80021 U.S.A., or by telephone to 1-408-956-6731 or e-mail to stock.admin@flextronics.com.

KEY TERMS

Employee Stock Option	An employee stock option gives an individual the right to buy Flextronics stock, at a specified price, by a specific date. The exercise price (or grant price) is the price at which the employee can purchase stock when the option becomes exercisable. There is a vesting period before the stock option is exercisable, and an expiration date.

Exchange Ratio and Terms	The term Exchange Ratio as used in connection with the proposed Option Exchange Program by Flextronics is the number of eligible options that an employee must surrender in order to receive one new replacement stock option. Different stock option grants may have different exchange ratios. Exchange Ratios are intended to deliver comparable value to option-holders while avoiding additional accounting expense for Flextronics. In addition, depending on their vesting terms, different options may be exchangeable for options with different vesting schedules.

Exercise Price (Grant Price)	The price at which the stock option was granted. The difference between the exercise price (grant price) and the market price at the time the option is exercised is its value at that time. When you exercise your options, you purchase Flextronics shares at the exercise price (or grant price).

Expiration Date	Employee stock options have a fixed period when they can be exercised. Once the stock options are vested, they can be exercised until the expiration date. The expiration date for replacement options in the proposed Option Exchange Program will be 7 years after the grant date.

Fair Market Value	The closing price of Flextronics’s ordinary shares as reported on the Nasdaq Global Select Market is currently considered the fair market value of Flextronics’s shares under the Company’s employee equity incentive plans

Grant Date	The date that employee stock options are issued.

IDEA	Interactive Data Electronic Applications (“IDEA”) is a user-friendly information portal to the Securities and Exchange Commission’s (“SEC”) data that lets investors, analysts and others perform customized searches and extract meaningful and actionable filing data. The Offer to Exchange and Flextronics’s Schedule TO filing are available on the IDEA link on the SEC’s website. Flextronics’s other public filings such as its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statement and all amendments to these filings are also available at IDEA as soon as is reasonably practicable after such documents are electronically filed with, or furnished to the SEC.

In the Money	When Flextronics’s current stock price is higher than the option’s exercise price.

Offer to Exchange	The Offer to Exchange Certain Stock Options for Replacement Stock Options, which Flextronics filed with the SEC as part of its tender offer statement on Schedule TO.

One-time Option Exchange Program	A voluntary, one-time opportunity for eligible employees to surrender certain outstanding underwater stock options in exchange for fewer new stock options with a lower exercise (grant) price.

SEC	United States Securities and Exchange Commission

Tender Offer Period	On July 14, 2009, Flextronics filed the Offer of Exchange with the SEC and distributed e-mails to eligible employees describing how to access the Offer to Exchange and participate in the exchange offer. This distribution launched the exchange offer and initiated the exchange period. Eligible employees have until 2:00 p.m., Pacific Time on Tuesday, August 11, 2009 to elect to exchange any or all of their eligible options for replacement options, unless Flextronics extends the offer. The Tender Offer Period is the period of time from the launch of the exchange offer to the expiration of the offer.

Underwater Options	The condition of an option when Flextronics’s current stock price is below the exercise price of the option.

Vesting Period	The vesting period is the time you must wait before some or all of your stock options become exercisable.